EXHIBIT 99.1

CanAm Uranium Announces Airborne Survey Results and Interpretation

Tuesday March 18, 3:34 pm ET

LAS VEGAS, March 18, 2008 (PRIME NEWSWIRE) — CanAm Uranium Corp. (OTC BB: CAUI.OB - News) is pleased to announce the public availability of the airborne EM survey images of the Wheeler-Beckett and Don McCarthy Properties with comments on the Survey by third party geologist Peter Wallcott and Associates.

CanAm completed its airborne EM survey on the Wheeler Beckett and Don McCarthy claims in the eastern Athabasca Basin and a third party interpretation. Both claims have shown potential to host unconformity-style uranium mineralization associated with conductive zones, similar to that discovered by IUC/JNR Resources at Moore Lake, which lies just to the southwest. A total of approximately 4600 flight line kilometers were completed. CanAm received the survey dataset in late November 2007 and has received the interpretation for public release.

“The data opens up the opportunity for CanAm to enter into joint venture discussions immediately. The company expects to receive the recognition for its merritorious projects in the Athabasca Basin by potential joint venture partners wanting to get a foothold in the Basin through CanAm. With recent positive results from companies exploring the Basin, we feel confident in the value we bring to the table,” says David Hayes, Chairman of CanAm Uranium Corp.

The images are available for download at:

Don McCarthy

http://canamuranium.com/sites/bce/files/property/VerticalMag.bmp

http://canamuranium.com/sites/bce/files/property/conductivity.bmp

http://canamuranium.com/sites/bce/files/property/stack.bmp

http://canamuranium.com/sites/bce/files/property/MagDonMCandGiekieRiver.pdf

Wheeler Beckett

http://canamuranium.com/sites/bce/files/property/Ur3.pdf

http://canamuranium.com/sites/bce/files/property/Ur4.pdf

http://canamuranium.com/sites/bce/files/property/Ur5.pdf

http://canamuranium.com/sites/bce/files/property/SOUTHERNcopy.jpg ** Anomoly connected to JNR Resources Way Lake

Comments on Survey By third party Geologist PETER WALLCOTT & ASSOC

Don McCarthy

The apparent conductivity calculated for the dB/dt Z coil channel 2 and the B Field X coil channel 3 showed the northern and northwestern parts of the survey area to exhibit higher conductivity for the most attributable to conductive cover as can be seen from the conductivity depth image plots (``CDI’s’’). A smaller area of higher conductivity with increasing conductivity at depth — see CDI’s — can be seen near the south eastern corner of the block coincident with a small elongated magnetic high.

Wheeler Beckett

Numerous northerly and northeasterly conductive trends can be seen on the respective plots of the dB/dt Z coil channel 2 and B field X coil channel 3 — mapping for the most surface features. These are mostly coincident with water bodies and are thought to be attributable to conductive lake bottom sediments. The strong north northeasterly striking high seen near the eastern extremity is coincident with a chain of lakes and streams and also with a series of magnetic lows offsetting similar highs, and is thought to represent a major fault structure.

Another prominent northerly trending magnetic low can be seen trending parallel to the lower corner of the plotted data trending through a series of lakes and drainages. This is coincident with higher conductivities in the water covered areas as seen on the respective conductivity maps as well as with the strong amplitude response on the B Field X channel 5. However lower conductivities are observed associated with the remaining part of the structure as seen on the plot of the B field conductivity. The CDI’s for this survey were not supplied for review but should be studied over the above noted structures as well as over the remainder of the survey area in the search for increasing conductivity with depth.

In addition the respective profile plots of the collected data should be perused in an endeavour to pick isolated conductor axes that could have graphitic material as their causative sources.

For more information on CanAm Uranium Corp, please go to the website http://www.canamuranium.com and join the company newsletter.

Forward-Looking Statements

Statements in this press release may be ``forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as ``anticipate,’’ ``believe,’’ ``estimate,’’ ``expect,’’ ``intend’’, ``could’’ and similar expressions, as they relate to the company or its management, identify forward-looking statements. These statements are based on current expectations, estimates and projections about the company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above. In addition, such statements could be affected by risks and uncertainties related to the volatility of uranium prices, the possibility that exploration efforts will not yield economically recoverable qualities of uranium, accidents and other risks associated with uranium exploration and development operations, the risk that CanAm will encounter unanticipated geological factors, CanAm Uranium’s need to obtain additional financing, the possibility that CanAm may not be able to secure permitting and other governmental clearances necessary to carry out CanAm Uranium’s exploration and development plans, and other risks factors discussed in greater detail in CanAm Uranium’s filings with the U.S. Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made, and the company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release. Information on CanAm Uranium’s website does not constitute a part of this release.

About Us

CanAm Uranium Corp. is a Nevada incorporated junior resource company with a corporate objective focused on the strategic acquisition and development of exploration properties in well-known prolific mining areas, especially known for Uranium, of Canada, Southern Africa, Australia and the United States. CanAm Uranium Corp. has optioned over 159,000 acres of claims collectively within the Saskatchewan Athabasca Basin, Ontario and British Columbia, with significant interest in prolific Uranium mining areas. http://www.CanAmUranium.com.

Contact:
CanAm Uranium Corp.
David Hayes, CFO
(206) 274-7598
Fax: (206) 299-3484
www.canamuranium.com

Source: CanAm Uranium Corp.